

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

> **Re:** **California Gold Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 26, 2012**
> **File No. 333-179466**
> **Form 10-K for the Fiscal year Ended January 31, 2012**
> **Filed May 2, 2012**
> **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If the anticipated filing of the amended registration statement falls after 45 days but before 90 days of the end of the Company's fiscal year, please follow the guidance provided by Rule 8-08 in determining whether updated audited financial statements are required. Should the Company conclude that updated audited financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met.

Summary, page 1

About This Offering, page 3

2. We note your response to comment 4 of our letter dated August 15, 2012 and we reissue
    it in part. Given that there is no minimum in the company offering, there is no guarantee
    that any shares will be sold by the company. Please provide clear disclosure each time
    you refer to the shares outstanding after this offering or the use of proceeds to clearly
    reflect the fact that there is no guarantee any shares will be sold by the company.

3. On page three you state that there are 154,747,454 shares of common stock outstanding
    as of December 18, 2012. On page five you refer to 115,201,260 shares of common
    stock outstanding. Please reconcile.

4. We note the disclosure regarding the AuroTellurio Option Agreement to acquire up to
    80% interest in the concessions. However, the risk factor on page eight indicates that you
    do not own the surface rights. Please add disclosure each time you discuss the 80%
    interest to clarify how the lack of surface rights could impact your ability to continue
    your planned exploration activities and any potential mining activities.

Use of Proceeds, page 23

5. We note your response to comment 7 of our letter dated August 15, 2012. Please provide
    a more detailed discussion of the use of proceeds, in particular the differences in the
    corporate overhead amounts under the various scenarios.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 27

Results of Operations, page 29

Description of Business, page 34

6. We partially reissue comment 10 of our letter dated August 15, 2012. The disclosure at
    the beginning of page 34 indicates that the first 20% vesting required that the conditions
    be met by August 4, 2012. However, the disclosure later on page 34 indicates that such
    payments and completion of the conditions did not occur until later in August. Please
    clarify whether the other party agreed to extend the date. File any extension agreement as
    an exhibit. Also, please clarify at the bottom of page 34 the date that you have expended
    the additional $250,000 toward the second 20% interest. Update such disclosure, as
    necessary, as of the most recent practicable date.

Compliance with Government Regulation, page 38

7. We note your response to comment 11 of our letter dated August 15, 2012 and we reissue the comment. Please describe the effect of existing or probable government regulations on your proposed business. Please revise to specifically disclose how the regulations you have cited will affect your business. For example, it is not clear which other authorities have to authorize mining works and whether your operations will be in or around certain areas or structures, such as villages, dams, etc. Please also disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(ix) and (xi) of Regulation S-K.

Other Exploration Opportunities, page 39

8. We note your response to comment 12 of our letter dated August 15, 2012. Please file the executed agreement with American Strategic Minerals Corp.

Executive Officers and Directors, page 43

9. We partially reissue comment 13 of our letter dated August 15, 2012. Please provide the beginning and ending dates of employment for each position listed for Mr. Davidson.

Certain Relationships and Related Transactions, page 53

10. We note your response to comment 17. In addition, we note differences between the related party transaction information in the footnotes from the initial Form S-1 financial statements and the related party transaction information in this section as well as the financial statement footnotes in amendment 3. For example, we note references to Oberal International, Inc. and Melechdavid, Inc. in the initial Form S-1 financial statements. Please reconcile those differences. In addition, please provide disclosure of the consulting payments provided to related parties for the fiscal year ended January 31, 2010, which was included in the initial registration statement.

Consulting, Legal And Other Professional Fees, page 53

11. Please disclose whether any of your shareholders are affiliated with Incorporated Communication Services.

12. Please disclose Mr. Baybak's mining and exploration experience and qualifications.

Legal Matters, page 64

13. We note your response to comment 19 of our letter dated August 15, 2012 and we reissue the comment. We note that Gottbetter & Partners, LLP, who are named as counsel on the cover page of the registration statement and who are described in the registration

statement on page 53 as having prepared and filed the resale registration statement, also own 9.9% of your common stock, some of which are being registered for resale in this registration statement. Please provide a detailed analysis why disclosure pursuant to Item 509 of Regulation S-K for Gottbetter & Partners LLP is not required to be provided.

Exhibits

14. We note your response to comment 27 of our letter dated August 15, 2012 and we reissue the comment. Please file the executed agreements.

15. We reissue comment 28 of our letter dated August 15, 2012. Please amend your Form 10-K for the year ended January 31, 2012 to comply with the comments issued on the Form S-1, both in this letter and in the initial letter, as applicable. For example and without limitation, we are unable to locate the disclosure regarding the qualifications of the directors to serve as directors, as required by Item 401(e)(1) of Regulation S-K.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.